Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 9, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10147
Limited Duration Fixed Income ETF Portfolio, Series 46
(the “Trust”)
CIK No. 1919033 File No. 333-264854

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:The Trust confirms that the “Market Risk” has been revised to include updated disclosure.

2.The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post pandemic. Please consider removing.

Response:In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

3.If the Funds held by the Trust invest significantly in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has significant exposure to subprime residential mortgage loans, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon